EXHIBIT 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	March 31, 2006
	2006	2005
Income before taxes	$10,223,962	$10,849,302
Fixed charges, as adjusted	19,972,631	14,231,602

	$30,196,593	$25,080,904

Fixed charges:
Interest expense including amortization of debt costs	$14,993,299	$9,665,734
Capitalized interest	688,673	317,753
Interest factor on rent (1/3 rent expense)	4,979,332	4,565,868

Total fixed charges	20,661,304	14,549,355
Less capitalized interest	(688,673)	(317,753)

Fixed charges, as adjusted	$19,972,631	$14,231,602

Ratio of earnings to fixed charges	1.5	1.7